HANNY HOLDINGS LIMITED
錦興集團有限公司

(Incorporated in Bermuda with limited liability)

HANNY

VISIONS AHEAD

RECEIVED

2007 MAY 23 A 10:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-03638

Date: 10 May 2007

BY AIRMAIL

[redacted]

07023745

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the announcement of the Company dated 9 May 2007 advertised in The Standard (English version) and The Hong Kong Economic Times (Chinese version) on 10 May 2007 for your filing under the ISIN US 41068T2087, the contents of which are self-explanatory.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Florence Kam
Company Secretary

Encls.

PROCESSED
MAY 25 2007
THOMSON FINANCIAL

5/24

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

O:\Hanny 2007\Correspondence\Letter\065-US Sec-10 May 07.doc

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.10 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The directors (the "Directors") of Hanny Holdings Limited (the "Company") have noted today's increase in the trading volume of the shares of the Company (the "Shares"). The Company was informed by its controlling shareholder, Famex Investment Limited ("Famex") which is an indirect wholly-owned subsidiary of ITC Corporation Limited, that on 9th May, 2007, Famex has disposed of 21,000,000 Shares on the Stock Exchange at a price of HK$5.00 per Share. Immediately after the disposal, the shareholding interests of Famex in the Company decreased from approximately 57.36% to 50.28% of the issued share capital of the Company.

Save as disclosed above, the Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of Directors (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

As at the date of this announcement, the Directors are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

On behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 9th May, 2007

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:275)

公佈

本公佈乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)第13.10條而發出。

錦興集團有限公司(「本公司」)之董事(「董事」)已知悉今天本公司之股份(「股份」)成交量上升。本公司接獲其控股股東其威投資有限公司(「其威」,德祥企業集團有限公司之間接全資附屬公司)知會,於二零零七年五月九日,其威以每股5港元之價格於聯交所出售21,000,000股股份。緊接出售後,其威於本公司已發行股本中所佔之股份權益由約57.36%下降至50.28%。

除上述所披露者外,董事謹確認,目前並無任何有關收購或變賣的商談或協議為根據上市規則第13.23條而須予披露者;本公司董事會(「董事會」)亦不知悉有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予披露者。

本公佈乃承董事會之命而作出,董事願意就本公佈之準確性承擔共同及個別之責任。

於本公佈日期,董事如下:

執行董事:
陳國強博士(主席)
Yap, Allan 博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
郭嘉立先生
黃景霖先生
潘國興先生

代表董事會
錦興集團有限公司
主席
陳國強博士

香港,二零零七年五月九日

END

* 僅供識別